Filed by Crescent Energy Company

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vital Energy, Inc.

Commission File No.: 001-35380

Date: August 25, 2025

The following is a transcript of the investor update call jointly held virtually by Crescent Energy Company and Vital Energy, Inc. on August 25, 2025:

Crescent Energy

Update Call

August 25, 2025

Presenters

Reid Gallagher, IR

David Rockecharlie, CEO

Jason Pigott, Vital’s President and CEO

Q&A Participants

Neal Dingmann - William Blair

Tim Rezvan - KeyBanc Capital Markets

Charles Meade - Johnson Rice

Michael Scialla - Stephens

John Abbott - Wolfe Research

Operator

Greetings. Welcome to Crescent Energy’s acquisition of Vital Energy conference call. At this time, all participants will be in listen only mode. A question-and-answer session will follow the formal presentation. If anyone this morning should require operator assistance during the conference, please press star zero from your telephone keypad. Please note that this conference is being recorded. At this time, I’ll hand the conference over to Reid Gallagher with Investor Relations. Reid, you may now begin.

Reid Gallagher

Good morning and thank you for joining this call covering Crescent’s announced transaction with Vital Energy. Our prepared remarks today will come from our CEO, David Rockecharlie. along with Vital’s President and CEO, Jason Pigott. We’ll also have our CFO, Brandi Kendall, and other members of our leadership team available during Q&A. Today’s call may contain projections and other forward-looking statements within the meaning of federal securities laws. These statements are subject to risks and uncertainties including commodity price volatility, global geopolitical conflict, our business strategies, and other factors and may cause actual results to differ materially from those expressed or implied in these statements and our other disclosures. We have no obligation to update any forward-looking statements after today’s call. With that, I will turn it over to our CEO, David.

David Rockecharlie

Good morning, everyone, and thank you for joining us today. We’re pleased to announce that Crescent Energy has signed a definitive agreement to acquire Vital Energy in an all-stock transaction, creating a top 10 independent operator with line of sight to an investment-grade rating. Alongside this acquisition, we are increasing our noncore divestiture pipeline to $1 billion. With these steps, we are even better positioned. Crescent will have more focus, more scale, and more potential to deliver long-term value to shareholders. Before getting into the merits of the transaction, I want to commend Jason and everyone on his team at Vital for the business that they have built. Crescent is looking forward to integrating Vital’s attractive Permian assets into our portfolio and becoming a part of the Midland community. We are proud to welcome the Vital team into the Crescent organization.

Turning to the transaction, I would like to start by highlighting the three things I hope you all take away from this call. First, this acquisition represents compelling value, generating attractive cash-on-cash investment returns in line with our target of greater than 2x multiple of invested capital with the valuation covered by Vital’s existing production base and delivering immediate and significant accretion to both near-term and long-term metrics including more than 20% accretion to five-year free cash flow per share and more than 10% accretion to net asset value per share. Second, as always, we will apply Crescent’s consistent strategy to this acquisition. We plan to high-grade capital allocation on Vital’s assets by reducing activity and increasing both free cash flow and returns. This is a leverage accretive business plan. Our approach to pro forma operations combined with our $1 billion divestiture pipeline supports our commitment to an investment-grade balance sheet and to our attractive, peer-leading return of capital program. And finally, with the scaled entry into the Permian, we significantly expand Crescent’s opportunity for future growth with more than $60 billion of asset acquisition potential surrounding our pro forma footprint.

In the Eagle Ford, we have demonstrated our playbook for our accretive growth through acquisition strategy, and we are confident in our ability to continue to execute across our combined portfolio. I will now go over the key terms of the transaction, which is structured as an all-stock deal. Each Vital shareholder will receive 1.9062 shares of Crescent common stock for each share of Vital common stock. Upon closing, which is expected by year-end, Vital shareholders will own approximately 23% of the combined company on a fully diluted basis. Both boards have unanimously approved the transaction and major shareholders of both companies are party to agreements serving to support the transaction.

Following close, the Crescent Board will expand to 12 members and 10 representatives from Crescent and two from Vital. As mentioned in my opening remarks, this attractive combination creates a top 10 independent, catalyzing a step change in Crescent’s market position with attractive tailwinds from an increased investor pool, incremental index inclusion, and a potential ratings uplift with enhanced scale. The combined company will have an enterprise value of approximately $9 billion and a free cash flow generation capacity comparable to our new top 10 peers. The transaction provides a substantial foothold in the Permian that complements our existing scale positions across the Eagle Ford and the Uinta. Together, the combined company produces nearly 400,000 barrels of oil equivalent per day with nearly $13 billion of total proved SEC reserves and has capital allocation flexibility across basins and commodities that support significant and sustainable free cash flow generation through commodity plans. The combined company will hold nearly 1 million net acres across its core areas with more than a decade of low-risk development inventory and significant resource upside to support our development far into the future.

We operate some of the largest positions across both the Eagle Ford and Uinta Basins, and this transaction provides a scale foothold in the Permian where we see significant opportunity for future growth. Vital contributes substantial and competitive inventory to our pro forma portfolio that generates attractive returns in today’s price environment. We also expect to deliver meaningful pro forma efficiencies including $90 million to $100 million of immediate annual savings to further enhance our free cash flow focused operating plan. These savings are straightforward, driven by Crescent’s more favorable cost of debt, lower corporate overhead as we eliminate redundant public company expenses, and meaningful interest savings as our operating plan improves returns and free cash flow and accelerates debt repayment. Altogether, the five-year PV-10 of our expected synergies is approximately $350 million, which covers about 11% of the headline transaction value.

Beyond these immediate savings, we see significant potential for operational efficiency gains across the acquired assets as well as longer term the cost of capital benefits as we advance towards our goal of being an investment-grade business. These opportunities, while not included in our valuation, represent potential for more than $100 million in incremental annual savings or more than $200 million combined with our base case synergies, but we want to give ourselves time to do this right. We’ve demonstrated our ability to find the gold buried in assets we acquire through efficient execution and improved operating performance, and we are confident in our ability to maximize the value of this transaction for investors. Under our operating plan and including our baseline synergy expectations, we expect five-year cumulative free cash flow well in excess of our combined market cap. We’ve always had a free cash flow-focused business model, and our strategy applied to these assets creates compelling value for all shareholders.

With our increased base of free cash flow, our capital allocation priorities remain consistent with a continued focus on putting our investors first. As we always say, priorities 1A and 1B with free cash flow are maintaining a strong balance sheet and returning capital to our shareholders. Through this transaction, we will maintain our fixed $0.12 per share quarterly dividend, which offers an extremely compelling yield versus our peers as well as our existing $150 million buyback authorization. This transaction enhances our investment-grade quality balance sheet with an improved credit profile driven by increased scale and our leverage accretive business plan, and it makes Crescent the largest liquids-weighted producer yet to receive an investment-grade rating. We have no financing requirements associated with the transaction, and at closing we expect to maintain our current leverage of 1.5x within the bounds of our target leverage range of 1 to 1.5. We also have $1.5 billion of liquidity.

On top of our substantial cash flow generation, we see significant opportunity to drive value and accelerate further deleveraging through incremental asset divestitures. We announced a $250 million divestiture pipeline in the fourth quarter of last year, and we now see $1 billion of divestiture opportunity in the pro forma company. With our strong balance sheet, substantial free cash flow, and a highly executable divestiture pipeline, we continue to advance towards our ambition of being an investment-grade business. We have a proven track record of returns driven growth through M&A, averaging three acquisitions per year over the last decade. We hold ourselves accountable to a consistent underwriting criteria, and we’ve demonstrated our ability to acquire and integrate successfully. With our consistent strategy, we more than tripled production and grown annual cash flow more than fivefold since our public listing about four years ago all while maintaining the strength of our balance sheet and increasing our credit ratings.

Our recent success in the Eagle Ford highlights our value proposition and the thoughtful investing, efficient integration, and operational improvement to build a basin leading position. We saw a highly fragmented basin with a compelling growth opportunity, and we got to work, executing on a transformative series of transactions completing seven acquisitions over two years to more than triple our asset footprint, production base, and inventory. We integrated each asset seamlessly, and we relentlessly pursued operational efficiencies driving approximately $200 million in annual synergies across these recent acquisitions. We consistently execute our playbook for M&A success, and this transaction offers a unique opportunity to use it in a basin with the largest acquisition opportunity set remaining in the Lower 48. The addition of a scaled Permian position significantly expands Crescent’s scope for accretive growth. We now have more than $60 billion of potential growth opportunities surrounding our pro forma footprint in the Eagle Ford and Permian, and we are confident in our ability to capitalize on it. With that, I’d like to welcome Jason to share a few thoughts before we close.

Jason Pigott

Thanks, David. This is an exciting new chapter for Vital Energy and a compelling value proposition for our shareholders, providing attractive value and accelerating our trajectory in a larger and better positioned combined business. This transaction is fully aligned with the strategies we’ve consistently pursued, creating long-term value through responsible growth and capital discipline. Our investors will be part of a combined company that is extremely well positioned in our sector with a scaled asset portfolio across premier basins, a strong balance sheet, significant free cash flow generation supporting peer-leading dividend, and a large opportunity set for future growth. In addition to the financial and strategic metrics, our companies share similar values and a commitment to safe and responsible operations. With those shared principles and complementary strengths, I am confident this combination will create meaningful and lasting value for all stakeholders. I also want to express my sincere gratitude to the employees of Vital. Your dedication, hard work, and commitment to — commitment have built a company we can all be proud of, one with high-quality assets, operational excellence, and a culture rooted in integrity and discipline. Without you, we wouldn’t be in a position to make a transformative step for our business. With that, I’ll turn the call back over to David.

David Rockecharlie

Great. Thank you, Jason. Before we close, I want to reiterate the three things I hope everyone takes away from this call. First, this combination represents compelling value for all shareholders with attractive acquisition returns and significant accretion across all key financial metrics. Second, we plan to align these assets under our consistent strategy with lower activity, higher returns, and higher free cash flow plus a $1 billion divestiture pipeline to maximize value for investors and accelerate our path to investment grade. And finally, we have more than $60 billion of potential opportunity surrounding the pro forma footprint, and we are confident in our ability to continue to grow the business accretively from here. This acquisition and our $1 billion noncore divestiture pipeline are transformative for our business, but there is no change to our strategy. With these steps, we are even better positioned. Crescent will have more focus, more scale, and more potential to deliver long-term value to shareholders. Today marks a step change, and we will be working hard to deliver. With that, I’ll open it up to Q&A.

Operator

Thank you. We’ll now be conducting the question-and-answer session. If you’d like to ask a question at this time, you may press star one on your telephone keypad, and a confirmation tone will indicate your line is in the question queue. You may press star two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we pull for questions. Thank you. And the first question this morning comes from the line of Neal Dingmann with William Blair. Please proceed with your questions.

Neal Dingmann

Morning, David. Congrats. And, Jason, congrats on your side. Obviously, Jason love to work with you all. David, my first question is just the assets — obviously, I know the Vital assets quite well. I’m just curious how you and the team believe that the Vital assets will immediately start to compete for capital. Is it fair to say that a good bit of it will go in the upper quartile of your inventory? Or how do you see this?

David Rockecharlie

Yeah, great question. I would say that we’re really pleased to fold it into our business plan, and I think we look at it as adding incremental oil inventory to the business. So yes, very strongly competes. But as you heard us say, we are going to significantly reduce activity on those assets, and we think that’s going to allow us to high grade the development within the context of our broader plan and our core assets.

Neal Dingmann

So, David, would that — in that same vein then, could you talk about it again when you look at sort of the pro forma rig counts for the company? Would it be one in one? And have you decided yet one in one in Midland and Delaware in these assets? Or I’m just trying to think of how you sort of think about the pro forma D&C going forward.

David Rockecharlie

Yeah. I think too early to sort of start providing any what I’ll call forward guidance. But generally, just so you have some context, Vital has been running about four rigs, and we see a program that’s more likely in the one to two range.

Neal Dingmann

Okay. And then if I could sneak one last one in just on the divestitures and noncore. I mean, is that something that you’re planning — do you have the timeline on that? And is there any assets you could talk about that you’ve already identified there?

David Rockecharlie

Yeah. As you have heard from us before, we started this process of what I’ll call streamlining the company in the fourth quarter. And what you’re hearing from us is that you can assume we’re getting after it, and we’re confident in the pipeline and our ability to capture value sooner rather than later.

Neal Dingmann

Very good. Thanks, and congrats again.

Operator

The next questions are from the line of Tim Rezvan with KeyBanc Capital Markets. Please proceed with your questions.

Timothy Rezvan

Hey. Good morning, folks, and thanks for taking the question. We found the Permian entry to be interesting especially in light of the hire of your COO in May who has significant experience there. But can you talk about the change? What made you decide that being an Eagle Ford shale consolidator was not going to be the path forward that you’re going to kind of expand your opportunity set? What led you to that decision?

David Rockecharlie

Yeah, great question. I think the first thing to know, we look at everything in the market. So, we’re constantly trying to pay attention to that and in particular areas that we think fit our operating skill set and assets we can fold into our plan. So, in general, we don’t think this is a change in terms of operating profile or business strategy. We’re getting great value with the business. And as for the Eagle Ford, no change there. We see a huge opportunity, and we’ll be even better positioned as a company following this acquisition. I think what you’re hearing from us with both this transaction and the divestiture program is, as I said in the earlier remarks, I think we’re getting more scale but also more focus and bigger opportunity around both the Permian and Eagle Ford going forward.

Timothy Rezvan

Okay. Okay. That makes sense. I appreciate that. And then, David, in the past, you’ve talked about being comfortable in that 1 to 1.5x leverage because of the low PDP decline of the business. I believe it went from 19 to 25 with SilverBow. So, how does that change? You haven’t said what you’re going to sell, but it’s likely that the Barnett Shale or Conventional Rockies, some of these more mature assets would leave. So how do you think about pro forma leverage if you’re running a higher PDP decline business?

David Rockecharlie

Yeah. A couple of things. Just to hit the decline upfront, we’re still committed to what I would call our core targets of 50% or lower reinvestment rate and a 25% decline rate. And while you’re correct that our conventional assets have had traditionally lower decline, it’s a really small part of the business, and you’ll see that through the cycle, we’ve acquired shale assets that were sub-20%. And then a lot of times, we acquire assets that were operated in a different business plan that come into the company at a higher decline rate and then we manage that into our position. So, that’s, in terms of strategy or asset profile and portfolio, maybe worth hitting upfront. But then turning to leverage question specifically, our stand-alone business is 1.5x levered today and on a great path. We expect to fully repay the RBL by year-end. Vital is above our 1.5x target, but we expect to close at 1.5x given the free cash flow generation for both businesses. And obviously, the $1 billion pipeline of divestitures, we feel confident about that adding to the balance sheet, as well. And then the other thing I would highlight to your question, we’ve got confidence in the balance sheet management. It comes from over a decade of running the business with average leverage of 1.2x. And as we’ve talked about together before, it may take a bit longer at lower prices or a bit faster at higher prices, but we’re committed to the strategy, and we’ll get there.

Timothy Rezvan

Appreciate the comments. Thank you.

Operator

Our next questions are from the line of Charles Meade with Johnson Rice. Please proceed with your question.

Charles Meade

Yes. Good morning, David, to you and the Crescent and the Vital teams. Picking up on that point of debt management, I understand the details are going to need to wait for post close. But can you give us an idea of what you would regard as kind of positive milepost or positive achievements post close in 2026 on the debt front, what that would look like?

David Rockecharlie

Yeah. I think in general the business generates significant free cash flow. And hopefully, what you’re hearing very strongly from us is that, combined, we’re going to have a significant increase in free cash flow driven partly by lower activity and higher returns. Going forward, we just expect to continue to delever out of free cash flow. The business is well positioned. And I’ll just — maybe one just a great example of what we hope you’ll continue to hear from us is, in the second quarter, we paid down a couple of hundred million of debt and used 80% plus or minus so the free cash flow has been targeted to debt repayment. So, we feel very good about it.

Charles Meade

Got it. Got it. Thank you. And then to the point about reducing activity on the Vital assets, can you elaborate a bit more on that? Is this just kind of harmonizing the reinvestment on those assets with your existing philosophy of just — so going from four to one to two rigs? Or is this also — you’re going to keep the best kind of the project. So, is there an element of this that some of those projects for rigs three and four say, for example, aren’t going to — wouldn’t compete in the combined company portfolio?

David Rockecharlie

Yeah. As a starting point, we would say we find this asset position really attractive. And so, we’re — just to confirm for you, we’re going to bring it into our business strategy and operate it how Crescent operates. That is different than others in the industry. And first of all, I’d say that Vital strategy had included a more growth through the drillbit approach along with the acquisitions they were doing, and that just hasn’t been our style from the beginning. So, we’re going to maximize cash flow and returns here. But the other thing I think worth highlighting is we also like to take our time. And so, we think there’s great capital projects to do here. But as we look at this business, we want to do this right. And so, taking your time and being able to high-grade inventory, plan within the context of our broader portfolio, and then also integrate and high-grade among the opportunities we have to develop is just the way we like to do things. So, I’m confident that we’re going to be successful. We have high conviction around the quality of the inventory available to us here, but we’re just going to take it slower, and we think that’s going to be better for all the shareholders.

Charles Meade

Great. Thanks for the detail.

Operator

Our next questions are from the line of Michael Scialla with Stephens. Please proceed with your question.

Michael Scialla

Good morning and congratulations. David, you mentioned some upside on the operations. I just wanted to see if you could provide any more color on things you might attack there to increase that synergy target number?

David Rockecharlie

Yeah, great question. And obviously, we’ve got a lot of confidence in the first 100 million, and so, we’re really focused on that second 100. We didn’t include these in the base underwriting. But what I would say, we’ve been able to get these same things in prior acquisitions. And so, same potential exists here again back to some of the comments about inventory high grading, as well. We’re going to give ourselves the time to get it right. But I think it’s across everything. LOE, D&C efficiencies. We’ve brought different completion practices to every acquisition. And so, I think it’s the normal playbook but its just going to take us some time to get things integrated and optimized. So, we’re excited about the opportunity, but we need to go and get after that.

Michael Scialla

Thank you for that. And I assume you’ve — as you mentioned, you look — you look at everything. You’ve, I’m sure, looked at other Permian opportunities. You’ve even owned some Permian assets in the past. I guess I wanted to ask, what made Vital the right one to transact on at this point? I mean, not every day you can obviously do all stock transaction that’s accretive. But anything beyond valuation that you can point to that really tell us why this deal made sense at this time?

David Rockecharlie

Yeah. It’s both from the entry point for us and the significant upside, just a really attractive, compelling investment opportunity, and we think the combined company is great for all the shareholders. So, everything with us starts with investment returns and no difference here. To your point, we do look at everything, but we also think about what’s the ability for us to drive operational performance and future growth. So, we want to be scaled. The team at Vital put together an attractive position that really lends itself to our operating strategy. So, we’re excited about what we can do just bringing it in again to how we like to operate from a free cash flow perspective. And then it’s just a huge area and opportunity for further consolidation just like we pursued in the Eagle Ford. So, we think the resource in this basin is tremendous. We’ve looked at it for a long time. And this — I think we’re very good at being disciplined and patient, and this was a great chance for us to get in with what I’ll call a set of assets that fit us really well for our operating philosophy.

Michael Scialla

Thank you, David.

Operator

Our next questions are from the line of John Abbott with Wolfe Research. Please proceed with your questions.

John Abbott

Hey. Good morning and thank you for taking our questions. I guess at this point in time, you’re not really providing a pro forma guidance, but Vital really didn’t have any sort of timeline to pay cash taxes. I guess the question for you, Brandi, is what is the potential benefit to Crescent on the tax side from this transaction?

Brandi Kendall

Hi, John. Good morning. I would say, at a high level, no anticipated changes to the guidance we provided on our Q2 earnings with respect to cash taxes as a pro forma business. We don’t anticipate being a material cash tax payer over the next couple of years with the caveat being that that’s highly dependent on commodity prices and ultimate capital programs. I would say no change to what we would have talked about a couple of weeks ago.

John Abbott

And then my follow-up question will be on the $1 billion in noncore divestitures. You have the $250 million target you’ve been able to execute on things. There is commodity volatility out there. There is some concern prices for oil to be lowered towards the end of the year. I mean, how do you think about divestitures and commodity volatility? And when you look at your assets, I mean, does the mineral — some sort of sale of your mineral business make sense at this point in time?

David Rockecharlie

Yeah. Great question. So, first thing, our three core areas where we see the most growth potential pro forma are the Eagle Ford, the Permian, and Uinta. Everything else we constantly evaluate for opportunities to maximize value. I think the most clear way I can answer your question on volatility and timing is, as I said earlier, we announced the divestiture program in the fourth quarter of last year. We have been very active in the market, and I would say feel very good and confident about the pipeline increase that we’ve announced today. And again, I think our focus and ability to capture value sooner rather than later is something we’re trying to convey.

John Abbott

Thank you very much for taking our questions.

Operator

Thank you. At this time, we’ve reached the end of our question-and-answer session. I’ll hand the call to David Rockecharlie for closing remarks.

David Rockecharlie

Great. Thanks, everybody. Again, we want to welcome the entire Vital team, and I appreciate Jason sitting here with me today as we were able to share this great news with both of our shareholders. And we look forward to getting the transaction closed appropriately and getting after the combined business together and making sure that investors get a great outcome across the board. So, we look forward to keeping you up to date, and thank you for joining us.

Operator

This will conclude today’s conference. You may disconnect your lines at this time. We thank you for your participation and have a wonderful day.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Crescent Energy Company (“Crescent”) and Vital Energy, Inc. (“Vital”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information About the Transaction

In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and Vital and a prospectus of Crescent. The Transaction will be submitted to Crescent’s stockholders and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://crescentenergyco.com/investors, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at https://vitalenergy.com under the Investors tab or by directing a request to Investor Relations, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570.

Participants in the Solicitation Regarding the Mergers

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at https://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.crescentenergyco.com and on the SEC’s website at https://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at www.vitalenergy.com and on the SEC’s website at https://www.sec.gov. Crescent does not give any assurance (i) that it will achieve its expectations or (ii) to any business strategies, earnings or revenue trends or future financial results. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.